# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NETSOL TECHNOLOGIES INC, CIK 0001039280
CUSIP: 64115A402
Title of class of securities: common
Address of issuer's principal executive offices: 16000 VENTURA BLVD.,, 16000 VENTURA BLVD.,, ENCINO,, California (CA), 91436
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001841926-24-000001
Filed by CIK 0001841926

## Reporting persons
- Felte Todd M: type of reporting person: broker-dealer (BD); citizenship or place of organization: Arizona (AZ); sole voting power 602,934; shared voting power 0; sole dispositive power 602,934; shared dispositive power 0; aggregate amount beneficially owned 602,934

## Item 1. Issuer
Name of issuer: NETSOL TECHNOLOGIES INC
Address of issuer's principal executive offices: 16000 VENTURA BLVD.,, 16000 VENTURA BLVD.,, ENCINO,, CALIFORNIA, 91436.

## Item 2. Person Filing
Name of person filing: Todd M Felte
Address of principal business office or, if none, residence:
8655 East Via De Ventura Ste G -175
Scottsdale, AZ 85258
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned:
602,934

(i) 549,269 shares held by E.W. Felte Bene IRA
(ii) 47,965 shares held by E.W. Felte Irrev Trust
(iii) 5,000 shares held by Todd M. Felte
(iv) 3,700 shares held by Todd M. Felte Roth IRA;
Percent of class: 5.25
Sole power to vote or to direct the vote: 602,934
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 602,934
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Felte Todd M: Todd M Felte, Trustee E.W. Felte Jr Bene IRA (01/21/2025)
- Felte Todd M: Todd M Felte, Trustee E.W. Felte Jr Irrev Trust (01/21/2025)
- Felte Todd M: Todd M Felte, Individual (01/21/2025)